UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Limelight Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

53261M104
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Jeffrey W. Lunsford
President, Chief Executive Officer
and Chairman
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281
(602) 850-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated program to allow certain employees to exchange eligible stock options for restricted stock units (the “Tender Offer”) by Limelight Networks, Inc. (“Limelight” or the “Company”). The following description of the Company’s intention to implement the Tender Offer in the future was sent on May 1, 2008 by electronic mail to certain employees holding eligible Limelight stock options.
FORM OF COMMUNICATION TO CERTAIN EMPLOYEES HOLDING ELIGIBLE STOCK OPTIONS

To:	[EMAIL ADDRESS]
From:	Jeff Lunsford
Date:	May 1, 2008
Subject:	Stock Option/Restricted Stock Unit Exchange Program Update
Team Limelight-
Last week, I announced that we anticipate implementing a Stock Option/Restricted Stock Unit Exchange Program. Since that time, I have realized there are many questions. I am writing today to provide you with a bit more clarity:
Could you describe this program in simpler terms?
This program will offer employees of Limelight Networks, other than senior executive officers, the opportunity to receive one restricted stock unit (RSU) for every two stock options they tender for exchange. The RSUs are subject to a vesting schedule of six equal increments, which will begin on December 1, 2008, and then vesting semi-annually through June 1, 2011.
All stock options granted after April 1, 2007 will be eligible for the two-for-one exchange ratio regardless of the exercise price of those options.
Further, employees who choose not to participate in this program will continue to hold their current stock options under the current terms, conditions, and vesting schedule for those options.
What is a Restricted Stock Unit (RSU)?
A Restricted Stock Unit is an equity award grant that requires the company to issue a share of company common stock when the particular award vests.
An RSU differs from a stock option in that a stock option is the opportunity to purchase a certain number of shares of the company’s common stock at a pre-established price, known as the exercise price, over a specific period of time. To receive the shares of stock under the option, the optionee must pay the exercise price. RSUs, on the other hand, do not require an exercise price and the shares received upon vesting are fully paid. Please note that there are important tax differences also.
Why did the board and executive team implement this program?
Many of our currently outstanding stock options are “out-of-the-money,” which means that the per share exercise price of a stock option is greater than the current per share market price of our common stock.
As such, management is supporting employees with an equity exchange program that provides incentive while being very well balanced against the company’s financial position, and that is consistent with our overall, long-term objective of building shareholder value. We intend for this program to help keep our entire team incented, focused on execution, and tightly aligned as we move through what we will all look back upon as a tough period in our young corporate history.
Why was the original email written in “lawyerspeak”?

A tender offer like this one is subject to strict guidelines provided by the SEC. Management is very limited in what we can say about the program until the final documents that describe all the details of the program are filed with the SEC and distributed to you. Even this email is required to be filed with the SEC.
Where can I get more information to I know if this is right for me?
In the coming weeks, our company will file the final Tender Offer documents with the SEC. As potential participants in this offer, a copy of the filing will also be mailed to your home. This document will include Frequently Asked Questions, example calculations, and other pertinent information to assist you in your decision. After the tender offer is filed, all potential participants will have 20 business days to decide if they wish to participate in the program.
During those 20 business days, we will hold meetings in each of our offices in order to explain the offer in more detail and answer as many questions as we can.
I know you may still have questions about this offer but I would like to ask that you please hold on to them until you receive your Tender Offer documents and then join us for one of the information sessions in your area.
Thank you for your continued dedication and support of Limelight Networks.
Jeff Lunsford, CEO
This email message does not constitute an offer to exchange, or a solicitation of an offer to exchange, any options to purchase Limelight common stock. The offer will be made only through an offer to exchange and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to exchange and related materials also will be available free of charge to option holders and stockholders at the SEC’s website at www.sec.gov on and after that date. In addition, stockholders and option holders may request a free copy of the offer to exchange and related materials from Limelight following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.
This message does not constitute an offer to exchange, or a solicitation of an offer to exchange, any options to purchase Limelight common stock. The offer will be made only through an offer to exchange and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to exchange and related materials also will be available free of charge to option holders and stockholders at the SEC’s website at www.sec.gov on and after that date. In addition, stockholders and option holders may request a free copy of the offer to exchange and related materials from Limelight following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.